UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3 – EXIT FILING)*

ONCONOVA THERAPEUTICS, INC.

(Name of Issuer)

Common stock, $0.01 per share

(Title of Class of Securities)

68232V 108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68232V 108

1.	Names of reporting persons Baxalta Incorporated
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 260,329
	7.	Sole dispositive power 0
	8.	Shared dispositive power 260,329
9.	Aggregate amount beneficially owned by each reporting person 260,329
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 3.85% (1)
12.	Type of reporting person (see instructions) CO

(1)	Percentage of class calculation is based upon the number of shares of issuer’s common stock outstanding as of November 8, 2016 as disclosed by the issuer in its quarterly report for the quarter ended September 30, 2016 and filed with the Securities and Exchange Commission on Form 10-Q on November 14, 2016.

CUSIP No. 68232V 108

1.	Names of reporting persons Baxalta GmbH
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 260,329
	7.	Sole dispositive power 0
	8.	Shared dispositive power 260,329
9.	Aggregate amount beneficially owned by each reporting person 260,329
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 3.85% (1)
12.	Type of reporting person (see instructions) CO

(1)	Percentage of class calculation is based upon the number of shares of issuer’s common stock outstanding as of November 8, 2016 as disclosed by the issuer in its quarterly report for the quarter ended September 30, 2016 and filed with the Securities and Exchange Commission on Form 10-Q on November 14, 2016.

CUSIP No. 68232V 108

1.	Names of reporting persons Shire plc
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Jersey, Channel Islands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 260,329
	7.	Sole dispositive power 0
	8.	Shared dispositive power 260,329
9.	Aggregate amount beneficially owned by each reporting person 260,329
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 3.85% (1)
12.	Type of reporting person (see instructions) CO

(1)	Percentage of class calculation is based upon the number of shares of issuer’s common stock outstanding as of November 8, 2016 as disclosed by the issuer in its quarterly report for the quarter ended September 30, 2016 and filed with the Securities and Exchange Commission on Form 10-Q on November 14, 2016.

Item 1.	(a)	Name of Issuer :

Onconova Therapeutics, Inc.

	(b)	Address of Issuer’s Principal Executive Offices :

375 Pheasant Run, Newtown, PA 18940

Item 2.	(a)	Name of Person Filing :

Baxalta Incorporated
Baxalta GmbH
Shire plc

	(b)	Address of Principal Office or, if none, Residence :

Baxalta Incorporated—1200 Lakeside Drive, Bannockburn, Illinois 60015
Baxalta GmbH – Thurgauerstrasse 130, Glattpark (Opfikon), Switzerland 8152
Shire plc – 5 Riverwalk, Citywest Business Campus, Dublin 24, Republic of Ireland

	(c)	Citizenship or Place of Organization :

Baxalta Incorporated – Delaware
Baxalta GmbH – Switzerland
Shire plc – Jersey, Channel Islands

	(d)	Title of Class of Securities :

Common stock, $0.01 per share

	(e)	CUSIP Number :

68232V 108

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n) :

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership .

	(a)	Amount beneficially owned : 260,329 (1) (2)

	(b)	Percent of class : 3.85% (3)

	(c)	Number of shares as to which the person has :

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 260,329 (1) (2)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 260,329 (1) (2)

(1)	The reported securities are beneficially owned by Baxalta GmbH, an indirect wholly-owned subsidiary of Baxalta Incorporated (“Baxalta”), which, in turn, is an indirect wholly-owned subsidiary of Shire plc (“Shire”), following consummation of Shire’s acquisition of Baxalta pursuant to the merger of a wholly-owned subsidiary of Shire with and into Baxalta, which merger transaction closed on June 3, 2016.

(2)	As disclosed by the issuer in its quarterly report for the quarter ended September 30, 2016 and filed with the Securities and Exchange Commission on Form 10-Q on November 14, 2016, the issuer effected a one-for-ten reverse stock split on May 31, 2016, which reduced the number of reported securities beneficially owned by the reporting persons from 2,603,295 to 260,329.

(3)	Percentage of class calculation is based upon the number of shares of issuer’s common stock outstanding as of November 8, 2016 as disclosed by the issuer in its quarterly report for the quarter ended September 30, 2016 and filed with the Securities and Exchange Commission on Form 10-Q on November 14, 2016.

Item 5.	Ownership of Five Percent or Less of a Class .

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person .

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company :

N/A

Item 8.	Identification and Classification of Members of the Group .

N/A

Item 9.	Notice of Dissolution of Group .

N/A

Item 10.	Certification .

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit 1 – Joint Filing Statement

Exhibit 2 – Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2017

BAXALTA INCORPORATED

By:	/s/ Lenin E. Lopez
Name:	Lenin E. Lopez
Title:	Assistant Secretary

BAXALTA GMBH

By:	/s/ Jeffrey Prowda
Name:	Jeffrey Prowda
Title:	Attorney-in-fact

SHIRE PLC

By:	/s/ Bill Mordan
Name:	Bill Mordan
Title:	Company Secretary

Exhibit 1

Joint Filing Agreement

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the U.S. Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange) with respect to the common stock, par value $0.01 per share, of Onconova Therapeutics, Inc., and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

It is understood and agreed that the joint filing of this Schedule 13G shall not be construed as an admission that the reporting persons named herein constitute a group for purposes of Regulation 13D-G of the Securities Exchange Act of 1934, nor is a joint venture for purposes of the Investment Company Act of 1940.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of February 6, 2017.

BAXALTA INCORPORATED

By:	/s/ Lenin E. Lopez
Name:	Lenin E. Lopez
Title:	Assistant Secretary

BAXALTA GMBH

By:	/s/ Jeffrey Prowda
Name:	Jeffrey Prowda
Title:	Attorney-in-fact

SHIRE PLC

By:	/s/ Bill Mordan
Name:	Bill Mordan
Title:	Company Secretary

Exhibit 2

LIMITED POWER OF ATTORNEY

Know all by these presents, that Baxalta GmbH, a company organized and existing under the laws of Switzerland, having a principal place of business at Thurgauerstrasse 130, Glattpark (Opfikon) 8152 Switzerland, herewith constitutes and appoints each of John F. Miller, Jeffrey Prowda and Lenin E. Lopez, each acting individually, as Baxalta GmbH’s true and lawful attorney-in-fact to:

(1) prepare, execute on behalf of Baxalta GmbH, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling Baxalta GmbH to make electronic filings with the SEC of reports required by Section 13 and Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) or any rule or regulation of the SEC;

(2) execute for and on behalf of Baxalta GmbH, in its capacity as a stockholder of any company registered with the SEC, any required (i) Schedules 13D and 13G in accordance with Section 13 of the Exchange Act and the rules thereunder, (ii) Forms 3, 4 and 5 in accordance with Section 16(a) of the Exchange Act and the rules thereunder, and (iii) Form 144 under Rule 144 of the Securities Act of 1933;

(3) do and perform any and all acts for and on behalf of Baxalta GmbH which may be necessary or desirable to complete and execute any such Schedule 13D or 13G, Form 3, 4, 5, or 144 and complete and execute any amendment or amendments thereto, and timely file any such form with the SEC and any stock exchange or similar authority; and

(4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, Baxalta GmbH, it being understood that the documents executed by such attorney-in-fact on behalf of Baxalta GmbH pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

Baxalta GmbH hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause or have caused to be done by virtue of this power of attorney and the rights and powers herein granted. Baxalta GmbH acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of Baxalta GmbH, are not assuming any of Baxalta GmbH’s responsibilities to comply with Section 13 and 16 of the Securities Exchange Act of 1934 and Rule 144 of the Securities Act of 1933.

This Power of Attorney shall (a) supersede any power of attorney previously granted by Baxalta GmbH with respect to the subject matter herein and (b) remain in full force and effect until the earlier of (i) the date on which Baxalta GmbH is no longer required to file Schedules 13D and 13G, and Forms 3, 4, 5 and 144 with respect to the securities held by Baxalta GmbH, or (ii) June 30, 2017, in either case unless earlier revoked by Baxalta GmbH.

Signed for and on behalf of Baxalta GmbH

By:	/s/ Valerie Gateaux	By:	/s/ Yvo Aebli
Name:	Valerie Gateaux	Name:	Yvo Aebli
Title:	Finance Director	Title:	Controller Switzerland & ECG
Date:	June 3, 2016	Date:	June 3, 2016
Place:	Opfikon	Place:	Opfikon